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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC  20549

                                  FORM 10-C

               REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                         INTERDEALER QUOTATION SYSTEM
                 FILED PURSUANT TO SECTION 13 OR 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 AND RULE 13a-17
                             OR 15d-7 THEREUNDER


                           SUMMIT TECHNOLOGY, INC.
        -------------------------------------------------------------
                (Exact name of issuer as specified in charter)

               21 HICKORY DRIVE, WALTHAM, MASSACHUSETTS  02154
        -------------------------------------------------------------
        Issuer's telephone number, including area code (617) 890-1234
                                                       --------------

                  I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.    Title of security  Common Stock, $.01 par value
                         --------------------------------------------

2.    Number of shares outstanding before the change  16,848,534
                                                     ----------------

3.    Number of shares outstanding after the change  19,378,534
                                                     ----------------

4.    Effective date of change:  October 27, 1995
                                -------------------------------------

5.    Method of change:  Specify method (such as merger, acquisition, stock split, reverse split, acquisition of stock for treasury, etc.) Sale of Stock
                                              -----------------------

Give brief description of transaction SALE OF STOCK PURSUANT TO A REGISTRATION STATEMENT ON FORM S-3, FILE NO. 33-62755

                        II.  CHANGE IN NAME OF ISSUER

1.    Name prior to change  N/A
                            -----------------------------------------

2.    Name after change  N/A
                         --------------------------------------------

3.    Effective date of charter amendment changing name  N/A
                                                         ------------

4.    Date of shareholder approval of change, if required  N/A
                                                           ----------

DATE:  November 6, 1995        /s/ Peter E. Litman
                               --------------------------------------
                               Peter E. Litman, Executive Vice
                                     President
65623@D/LJ 11/6 Form 10-C